SUB-ITEM 77M

                                    MERGERS

                               AIM GROWTH SERIES


On May 31, 2000, at a Special Meeting for Shareholders of AIM Advisor Large Cap Value Fund ("Large Cap Value Fund"), an investment portfolio of AIM Advisor Funds, Inc., shareholders approved an Agreement and Plan of Reorganization ("Agreement") that provided for the combination of Large Cap Value Fund and AIM Basic Value Fund ("Basic Value Fund"), an investment portfolio of AIM Growth Series (the "Trust") (the "Reorganization"). Pursuant to the Agreement, all of the assets of Large Cap Value Fund were transferred to Basic Value Fund, Basic Value Fund assumed all of the liabilities of Large Cap Value Fund, and the Trust issued to each shareholder a number of full and fractional shares of the applicable class of Basic Value Fund having an aggregate value that, on the effective date of the Reorganization, was equal to the aggregate net asset value of the shareholder's shares of common stock of the corresponding class of Large Cap Value Fund. The value of each Large Cap Value Fund shareholder's account with Basic Value Fund immediately after the Reorganization was the same as the value of such shareholder's account with Large Cap Value Fund immediately prior to the Reorganization. The Reorganization was structured as a tax-free transaction. No initial sales charge was imposed in connection with the Reorganization.

For a more detailed discussion on the merger, please see the attached proxy statement (attached hereto as Attachment A).